2002 Annual Report

For more comprehensive information on Canadian Zinc Corporation,

its management and the Prairie Creek Mine,

please visit our website at

www.canadianzinc.com

Canadian Zinc Corporation is a mineral exploration and development Company based in Vancouver and listed on the Toronto Stock Exchange (TSE:CZN).  The Company owns 100% of the Prairie Creek Mine located in the Northwest Territories of Canada.

The Prairie Creek project includes a significant, $100 million, near complete, mine, mill and supporting infrastructure along with a substantial, open-ended, mineral resource base, totaling 11.9 million tonnes grading 12.5% Zinc, 10.1% Lead, 161 g/t Silver and 0.4% Copper, on 2.4 Km of a 14 Km mineralized trend.  The current resource includes 3.6 million tonnes (measured and indicated) grading 11.8% Zinc, 9.7% Lead, 141.5 g/t Silver and 0.3% Copper, plus a further 8.3 million tonnes of an inferred resource.

The Mine was constructed in 1982, but never achieved commercial production.    Canadian Zinc completed a Scoping Study in 2001 aimed at commencing operations at the mine in the shortest possible timeframe.  The Study demonstrated that the mine is capable of producing 95 million pounds of zinc annually for at least 18 years.

Subsequent review and refinement of this study indicates that the mine can produce at costs as low as 19 cents per pound of zinc, for at least the first three years of the mine life, indicating the potential profitability of the operation under any reasonable pricing scenario.

 Canadian Zinc is currently working on the conversion of the Scoping Study to bankable feasibility and the re-permitting of the mine and mill complex, which was originally fully permitted for operations in 1982.   The Company also continues to evaluate innovative mining, transportation and processing techniques to optimize mine economics, while further reducing the environmental impact of the operation.

Over the past year the Company has also been looking to diversify its interests and has carried out a significant evaluation of the Damoti Lake Project in the NWT.  Following an extensive review of the project, the Company decided that further work was not justified in the light of the Company’s limited financial resources.

The Company continues to seek projects of merit to diversify its holdings and also continues to concentrate primarily on the Prairie Creek Project.

TABLE OF CONTENTS

An Introduction by the Chairman

A Message from the President

Management Discussion and Analysis

Auditors’ Report

Financial Statements

Notes to the Financial Statements

9

Corporate Information

Back page

This annual report may contain forward-looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration and other risk factors beyond its control.  Actual results may differ materially from the expected results.

AN INTRODUCTION BY THE CHAIRMAN

Dear Shareholder

2002 was a difficult year for the base metals industry and your Company.  The zinc market hit an all time low in real terms, which affected interest in the market for base metals companies.  However, during the year we continued to make progress on Prairie Creek while at the same time pursuing a policy of potential diversification into other properties and other metals.

The Company’s first step in diversification was to enter into an agreement to acquire a 50% option on the Damoti Lake Gold Project, situated in the Northwest Territories.  Damoti Lake is a well-developed, high grade, gold exploration play, with over $14 million spent on it to date.  Following an extensive review of the property including site visits and re-evaluation of the exploration database, the Company made the difficult decision not to proceed further with the project and surrendered our option in early 2003

Permitting at Prairie Creek continued throughout the year, and in April of 2003, our application to operate a pilot plant and excavate an exploration decline cleared environmental review, for a second time, by the Mackenzie Valley Environmental Impact Review Board.   The applications are currently with the responsible Ministers and we expect that the final permits will be issued in the near future.

 Also after year end, in early May, 2003, decision was reached by the Appeal court of the Northwest Territories in the case of North American Tungsten vs. the Mackenzie Valley Land and Water Board.  This case established that any substantial operation that was licensed before 22 June 1984 (potentially including Prairie Creek,) is grandfathered from further environmental review as long as there is no substantial change to the operation.  We are examining this decision carefully to see what will be the likely effect on our permitting activities in the North.

The Company is still firmly committed to our 100% owned Prairie Creek zinc /lead/silver Property and to operating and working in the Northwest Territories and continues to move the project forward to eventual profitable production.  We are also investigating a number of financing options for the Company and will continue to look at non-dilutive alternatives wherever possible to retain the value for existing shareholders.

However, we will also continue to pursue other projects of merit.  We have been able to examine a number of potential opportunities during the year including Damoti Lake and will continue to look at qualified project to diversify your Company.

On behalf of the Board

“John A. MacPherson”

John A. MacPherson

Chairman

A MESSAGE FROM THE PRESIDENT

Looking back over the past three years and my involvement with Canadian Zinc Corporation, the outstanding feature of this period has been the quality of the resource at Prairie Creek and the infrastructure that surrounds it.  Despite its remote location, the existing mill, underground development and other infrastructure means that this property can be a profitable zinc mine in any normal pricing scenario.  As the difficulties with permitting and operation in the North are overcome, we will eventually see a high quality mining asset brought to successful fruition for the benefit of the shareholders and other stakeholders in the Deh Cho region.

PRAIRIE CREEK MINE

The Company continues to work to place the mine into production in the shortest possible timeframe.  Taking advantage of the existing mill, mine development and other infrastructure, we believe and our 2001 scoping study confirms, that we can put this mine into production for approximately CDN $40M to produce 125 million pounds of saleable zinc annually, at a cost, including smelting and transport charges, of 19 cents US per pound, over the first three years of an 18 year mine life.

While we believe that the recovery in the zinc price is not yet upon us, and is unlikely to take place much before mid 2004, this recovery will be sharp and spectacular as other high cost producers go out of the market in the continuing metals price slump.  Prairie Creek, with its short development time and spectacular grades is currently working towards this next recovery.

We have drilled off the resource in the vicinity of the mine to ensure that there is at least 18 years of production available and have re-designed the mill and taken this high grade zinc silver project through a Scoping Study completed last year.  The presence of the mill and underground workings, built by the Hunt Brothers in the early 80's for almost $50 million US, but never operated, plus the exceptional grade and potential for the deposit make this one of the best smaller scale opportunities in Canada.

While the mine was originally permitted in 1982, these permits appear to have lapsed and consequently we are currently working on moving through the permitting and feasibility process, including the operation of a pilot plant on site and the driving of an initial decline to access lower ore. The recent Cantung decision of the Appeal Court of Northwest Territories published in May 2003 offers out the indication that because of our permits existing prior to 22nd June 1984, the requirement for environmental review for portions of the project may be reduced or grandfathered, as long as no substantive changes have taken place. We will be examining this decision carefully and taking advice as to its application at Prairie Creek.

We estimate the remaining permitting and feasibility study work will take around two years and cost between $3 and 5 million Canadian, depending on the level of environmental review and work carried out.  After this the mine can be rapidly brought into production, inside 6 months, at a cost of around $40 million CDN to produce in excess of 125 million pounds of saleable zinc annually.

The Scoping study, which was produced in 2001 assumes that we would mine 1500 tonnes per day as a mixture of Vein and Stratabound ores at “average” deposit grades.  Independent Consultants reviewed the Scoping Study and declared it to be reasonable and achievable.  Subsequent work in 2002 has indicated that the zinc concentrate can be smelted using the Sherrit hydrometallurgical process, opening up the market for the concentrates to hydro as well as conventional pyro-metallurgical smelters.  We are currently in discussion with a number of smelters who have indicated that they are interested in taking the concentrate.

As part of an exercise to look at improving project economics through more selective mining, we carried out a program of additional drilling in 2001.   This when combined with earlier chip sampling exercises over 800 feet of one of the underground levels, confirm that a series of higher grade chutes exist within the Vein deposit.  At start up or during times of low prices, we would mine these higher-grade areas to maintain cash flow or achieve early payout.

A recalculation of project economics, assuming current prices, exchange rates and smelter terms, while at the same time looking at replacing “average” run of mine vein material with “high grade” vein material for the first few of years, as would be the practice during a start up indicates that the mine can operate during the early years at a cash cost of 19 cents US per pound of saleable zinc, including by product credits.

For clarification, the typical grade of the higher-grade intersections are 17.22% Zn, 15.98% Pb, 329.6 g/t Ag and 0.77% Cu.  This compares with run of mine vein grades of 12.5% Zn, 11.4% Pb, 175.5 g/t Ag and 0.4% Cu.  Sufficient Vein material of this grade can be postulated for at least three years feed, and possibly as much as four to five years, based on 40-50% of the feed to the mill being Stratabound ore.  Also, the opportunity for other such high-grade shoots within the main vein is very high and will be confirmed by delineation drilling during operations.

Assuming the Prairie Creek mine were to start up now, then we could repay the capital cost of the development within eighteen months of start up.  The mine would produce 125 million pounds of saleable Zinc at a production cost including head office etc of approximately 19 cents US per pound.  This leaves a margin of 18 cents US per pound over current prices.  Net Revenues before tax and finance in the early years would thus be around CDN 36 million dollars Canadian annually AT TODAY’S PRICES.  This is what makes this project so attractive, once again proving that you can’t beat grade when looking at potential mine developments.

Permitting

The Company continues to work through the permitting process in the Northwest Territories.  Our applications for permits for a pilot plant and exploration and delineation decline have now cleared environmental review, by the Mackenzie Valley Environmental Review Board, for the second time and we expect that the permits will be issued, subject to conditions, in the near future.

While we have been disappointed by the complexity and length of the process over the past two years, the recent North American Tungsten – Cantung decision gives us considerable encouragement that the process may indeed be accountable and that we may not need to go through the same level of scrutiny for each of our applications, irregardless of size and complexity.  We look forward to further interpretation of this decision and will be scrutinising it carefully.

I would like to thank my fellow directors and employees for their support during the last year.

Malcolm J.A. Swallow

President and CEO - May 2003

MANAGEMENT DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2002, Canadian Zinc had cash on hand of $63,896.  This is a reduction of $481,554 from the cash balance at December 31, 2001.  The Company raised equity of $471,589, net during 2002, but operating activities consumed cash of $613,316 and asset acquisitions and exploration expenditures used a further $339,807.  An additional $237,500 was raised subsequent to the year-end.

Cash on hand at December 31st 2002 is insufficient  to cover the expected year 2003 costs at the Prairie Creek property, thus additional funding will be required to cover the costs of the current operation and to permit the Company to pursue other activities.

MAJOR EXPENDITURES

The Company’s primary focus during 2002 was on exploration of the Damoti Lake deposit and also progressing towards production at the Prairie Creek property in the Northwest Territories. Whereas in 2001 the Company completed a positive Scoping Study on the Prairie Creek mine, and completed a successful drilling program at Prairie Creek indicating new high grade extensions to the know orebody; during 2002, the Company concentrated on moving the Prairie Creek mine forward to bankable feasibility and re-permitting of the mine continued throughout the year.  Additionally, the Company carried out an extensive review of the Damoti Lake high grade gold project during the year.  At the end of this review, the Company determined that the project could not be continued in the light of the limited funds available and the project was abandoned.  A total of $339,807 of expenditures relating to these activities was expended in fiscal 2002.  This compares to the $600,993 expended in fiscal 2001.

RESULTS OF OPERATIONS

The Company’s loss for the year ended December 31, 2002 totalled $937,208, an increase of $200,437 over the loss for 2001 of  $736,771.   This increase arose mainly from the following:

•

A write off of $184,747 on the Damoti Lake Property in 2002 are compared to no mineral property write offs in 2001,

•

Year 2002 is the first year where stock based compensation is included in the accounts.  The expense of issuing options to consultants at an exercise price of 20 cents is estimated at $97,500 in year 2002.

•

Although investor relations and promotional activities were up $36,383 in 2002, owing to increased effort in investor relations, corporate financing activities were down $64,166 due to the limited availability of funds in the market during the year.

ELLIS FOSTER

           CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC  Canada   V6J 1G1

Telephone:  (604) 734-1112  Facsimile: (604) 714-5916

E-Mail: generaldelivery@ellisfoster.com

Website:  www.ellisfoster.com

AUDITORS' REPORT

To the Shareholders of

CANADIAN ZINC CORPORATION

We have audited the balance sheets of Canadian Zinc Corporation as at December 31, 2002 and 2001 and the statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada

“Ellis Foster”

March 19, 2003

Chartered Accountants

CANADIAN ZINC CORPORATION

Balance Sheets
December 31, 2002 and 2001
	2002	2001

ASSETS

Current
Cash and cash equivalents	$63,896	$545,450
Accounts receivable	5,105	3,071
Prepaid expenses	2,687	2,687

	71,688	551,208

Resource interest (Note 4)	12,746,832	12,559,111

Capital assets (Note 5)	138,332	150,067

	$12,956,852	$13,260,386

LIABILITIES

Current
Accounts payable and accrued liabilities	$77,137	$78,032

SHAREHOLDERS' EQUITY

Share capital (Note 6)	20,363,788	19,896,179

Share subscriptions received (Note 11)	69,460	-

Contributed surplus (Note 6c)	97,500	-

Deficit	(7,651,033)	(6,713,825)

	12,879,715	13,182,354

	$12,956,852	$13,260,386

Approved by the Directors

"Malcolm J.A. Swallow"	"Robert Gayton"
Malcolm J.A. Swallow	Robert Gayton

CANADIAN ZINC CORPORATION

Statements of Operations and Deficit
Years Ended December 31, 2002 and 2001
	2002	2001

Interest income	$4,552	$16,832

Expenses
Amortization	7,074	9,193
Bank charges	1,447	1,965
Capital tax (recovery)	(8,840)	9,955
Corporate financing and travel	16,185	80,351
Insurance	3,900	15,711
Investor relations and printing	144,484	108,101
Listing and filing	26,115	36,451
Office	42,786	32,199
Professional fees	265,721	125,033
Rent	47,678	48,148
Salaries and benefits	102,913	271,460
Stock-based compensation	97,500	-
Telephone and utilities	8,040	8,098
Transfer agent	2,010	6,938

	757,013	753,603

Writeoff of resource interest (Note 4b)	184,747	-

Loss for the year	(937,208)	(736,771)

Deficit, beginning of year	(6,713,825)	(5,977,054)

Deficit, end of year	$(7,651,033)	$(6,713,825)

Loss per share - basic and diluted	$(0.03)	$(0.03)

Weighted average number of common
shares outstanding - basic and diluted	33,548,663	27,678,223

CANADIAN ZINC CORPORATION

Statements of Cash Flows
Years Ended December 31, 2002 and 2001
	2002	2001

Cash flows from (used in) operating activities
Loss for the year	$(937,208)	$(736,771)
Adjustment for items not involving cash:
- amortization	7,074	9,193
- stock-based compensation	97,500	-
- resource interest written off, less $28,000
paid by shares	184,747	-
- shares issued for consulting services	37,500	-

	(610,387)	(727,578)
Change in non-cash working capital items:
- accounts receivable	(2,034)	5,806
- prepaid expenses	-	14,211
- accounts payable and accrued liabilities	(895)	(63,194)

	(613,316)	(770,755)

Cash flows from financing activities
Proceeds from shares issued and subscribed,
net of issuance costs	471,569	1,034,809

Cash flows used in investing activities
Purchase of capital assets	-	(10,577)
Acquisition of pilot plant	-	(108,161)
Exploration costs and mining equipment,
excluding amortization	(339,807)	(595,872)

	(339,807)	(714,610)

Decrease in cash and cash equivalents	(481,554)	(450,556)

Cash and cash equivalents, beginning of year	545,450	996,006

Cash and cash equivalents, end of year	$63,896	$545,450

NOTES TO FINANCIAL STATEMENTS

1.

Continued Operations

These financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.

The Company has suffered recurring losses from operations and has a working capital deficiency.  The continued operations of the Company and the recoverability of the amounts shown for mineral interests and related deferred costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the projects, and upon future profitable production or proceeds from the disposition thereof.

2.

Change in Accounting Policies

In 2002, the Company adopted a new standard for the accounting for Stock-based compensation and other stock-based payments (“CICA 3870”), as recommended by the Canadian Institute of Chartered Accountants.

As permitted by the CICA 3870, the Company adopted the intrinsic value method for stock-based compensation granted to employees of the Company which compensation cost is recognized for stock options granted at prices below the market price of the underlying common share on the date of grant.  The Company is required to provide pro-forma information with regard to its net income as if the compensation cost for the Company’s stock option plan for employees had been determined in accordance with the fair value based method.

For stock options awards granted to non-employees and all direct awards of stocks, the Company applies the fair value method. The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of stocks is determined by the market price of the Company’s stock.

3.

Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from those estimates.

Amortization

Amortization is provided on a declining-balance basis on the capital assets at the following annual rates:

Heavy mining equipment	30%
Office furniture and equipment	20%
Pilot plant	20%
Computer equipment	30%

3.

Significant Accounting Policies   (continued)

Amortization is provided at half the annual rate in the year of acquisition.
No amortization is provided for the pilot plant as it has not been put to use.

Resource Interests

The Company follows the policy of capitalizing all acquisition, including plant and equipment acquired with the property, exploration and development costs relating to the resource interests.  The amounts shown for resource interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold.

Depletion of costs capitalized on projects put into commercial production will be recorded using the unit-of-production method when estimated proven reserves are determined.

In the event that reserves are determined, the carrying values of mineral interests, on a property-by-property basis, will be reviewed by management at least annually to determine if they have become impaired.  If impairment is deemed to exist, the mineral property will be written down to its net recoverable value.   The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves, the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in Prairie Creek has been based on current conditions.  However, it is reasonably possible that changes could occur in the near term which could adversely affect management’s estimates and may result in future writedowns of capitalized property carrying values.

Ownership in resource interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many resource interests.  The Company has investigated ownership of its resource interests and, to the best of its knowledge, ownership of its interests is in good standing.

Property Option Agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements.  Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as resource property costs or recoveries when the payments are made or received, respectively.

Earnings Per Share

Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

3.

Significant Accounting Policies   (continued)

Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

4.

Resource Interest

Total expenditures on the Company’s exploration properties comprise the following:

	2002	2001

Prairie Creek Mine
Acquisition costs:
- mining lands	$2,750,000	$2,750,000
- plant and equipment	500,000	500,000

Exploration costs (See schedule)	9,496,832	9,309,111
	$12,746,832	$12,559,111

Prairie Creek Mine

On June 22, 1994, the Company acquired a 100% interest, subject to a 2% net smelter royalty interest ("N.S.R.") in the Prairie Creek Mine property located in Northwest Territories, Canada.  The acquisition includes a 60% interest in the plant and equipment located on the property with an option to acquire the remaining 40% interest.  One-half of the 40% interest will be transferred to the Company when N.S.R. payments have totalled $3,200,000 and the remaining one-half interest will be transferred to the Company when additional N.S.R. payments have totalled $5,000,000, whereupon the N.S.R. will be terminated.

In 1996, the Company concluded a co-operation agreement with the Nahanni Butte Dene Band.  In return for the various co-operation and assistance undertakings given by the Band, the Company granted the following net profit interest and purchase option to the Band:

A 5% net profits interest in the Prairie Creek Project payable following the generation of profits after taxation equivalent to the aggregate cost of bringing the Prairie Creek Project into production and establishing the access road.

4.

Resource Interest   (continued)

An option to purchase either a 10% or a 15% interest in the Prairie Creek Project at any time prior to the expiry of three months following permitting for the Project, for the cash payment of either $6 million or $9 million, subject to price adjustment for exploration expenditure and inflation, respectively.

Damoti Lake

On June 20, 2002, the Company entered into an Option Agreement with Standard Mining Corporation (a corporation related to the Company by a common director) to acquire a 50% interest of the Damoti Lake advanced gold exploration project by paying $20,000 in cash and issuing 100,000 common shares of the Company at $0.28 per share for $28,000.  The Company further expensed $136,747 in exploration of this project.  Subsequent to December 31, 2002, the Company terminated the Option Agreement.  The total expenditure of $184,747 has been written off.

5.

Capital Assets

	2002	2001

Mining equipment	$ 164,940	$ 164,940
Pilot plant	108,161	108,161
Office equipment and furniture	25,060	25,060
Computer equipment	53,232	53,232

Accumulated amortization:
Mining equipment	154,063	149,402
Office furniture and equipment	18,369	16,696
Computer equipment	40,629	35,228

Net book value	$ 138,332	$ 150,067

6.

Share Capital

Authorized:  50,000,000 common shares with no par value.

Issued:

Number of Shares		Amount
Balance, December 31, 2000	26,567,014	$18,861,370

Pursuant to a private placement at $0.30 per share less $65,924 issuance costs	2,121,001	570,376

Pursuant to a private placement at $0.15 per share and issuance of 40,000 shares for agent’s commission, less $44,767 of issuance costs	3,040,000	405,233

Pursuant to a private placement of flow-through shares at $0.18 per share less $2,000 issuance costs	340,000	59,200
Balance, December 31, 2001	32,068,015	19,896,179

Pursuant to a private placement at $0.15 per share	1,000,000	150,000

Pursuant to a consulting agreement at $0.15 per share	250,000	37,500

Pursuant to private placement of flow-through shares at $0.23 per share less $18,768 issuance cost	729,914	149,112

Pursuant to a resource interest option agreement at $0.28 per share	100,000	28,000

Pursuant to private placements at $0.23 per share less $9,758 issuance costs	490,240	102,997
Balance, December 31, 2002	34,638,169	$20,363,788

Stock Options

In 2002, pursuant to the Company’s stock option plans, the Company granted stock options to purchase an aggregate of 800,000 common shares to employees and a consultant of the Company.  The Company also modified the exercise price of 1,780,000 existing options to $0.20 per share.  The incremental value of these 1,780,000 existing options as compared to its original value will be recorded as compensation costs.   The Company recorded $97,500 stock-based compensation on options granted and modified in 2002.

6.

Share Capital   (continued)

A summary of the status of the Company’s stock option plans in 2002 is presented below:

	Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2001	2,100,000	$ 0.48
Cancelled for re-pricing	(1,780,000)	$ (0.51)
Re-priced	1,780,000	$ 0.20
Cancelled	(220,000)	$ (0.23)
Granted	800,000	$ 0.22
Options outstanding at December 31, 2002	2,680,000	$ 0.21

Options Outstanding and Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr.)	Weighted Average Exercise Price
$0.20 - $0.25	2,680,000	3.7	$0.21

The weighted average fair value of the options granted and modified in 2002 was estimated at $0.10 by using the Black-Scholes Option Pricing Model with the following weighted average assumptions: risk-free interest rate of 5.5%, dividend yield of 0%, volatility of 54% and expected lives of 3.7 years.

As required, the Company will disclose the pro-forma effect of its stock-based compensation for the stock options granted to employees under the fair value method.  Had the Company recognized compensation expense under the fair value method for stock option granted to its employees, the following would have been its effect on the Company’s net loss and loss per share:

Net (loss) for the year:
- as reported	$ (974,708)
- pro-forma	(1,145,708)
Basic and diluted (loss) per share:
- as reported	$(0.03)
- pro-forma	$(0.03)

Warrants outstanding as at December 31, 2002: Each warrant entitles the holder to acquire one common share of the Company.

Number of Warrants	Exercise Price	Expiry Date
3,340,000	$0.25	December 18, 2003
1,000,000	$0.25	February 8, 2004
100,000	$0.23	February 1, 2004
108,755	$0.23	March 6, 2004
36,365	$0.23	April 10, 2004
4,585,120

7.

Related Party Transactions

The Company incurred the following expenses to directors and corporations controlled by directors:

	2002	2001

Consulting fees	$109,257	$32,125

In 2001, accounts payable of $25,000 was due to directors or corporations controlled by directors of the Company.  Other related party transactions are disclosed elsewhere in these financial statements.

8.

Income Taxes

A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	2002	2001

Statutory income tax rate	(40%)	(45%)
Tax losses not benefited	40%	45%
Effective tax rate	-	-

As at December 31, 2002, the Company has non-capital losses of approximately $4,146,000, unused cumulative Canadian exploration and development expenses of $10,970,000 and undepreciated capital costs of approximately $884,000 to carried forward for tax purposes and are available to reduce taxable income of future years.  The non-capital losses expire commencing in 2003 to 2009.  The exploration and development expenses and undepreciated capital costs can be carried forward indefinitely.

Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is unlikely.

During the year ended December 31, 2002, the Company issued 729,914 (2001 – 340,000) flow-through shares for a total proceeds of $167,880.  The funds were committed for Canadian exploration expenditures with the tax benefits renounced and transferred to the investors.  As at December 31, 2002, $77,339 has been spent.

9.

Non-cash Transactions

In 2001, the Company issued 40,000 common shares to pay part of the commissions pursuant to a private placement at $0.15 per share.

In 2002, the Company issued 100,000 common shares to the optionor under the Damoti Lake Option Agreement at $0.28 per share.

In 2002, the Company issued 250,000 common shares to a company controlled by a director of the Company for consulting services at $0.15 per share.

10.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values due to the relatively short-term nature of these financial instruments.  The Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

11.

Subsequent events

Subsequent to December 31, 2002, the Company completed a two part private placement which raised a total of $237,500 by issuing 437,500 flow-through shares, 1,062,500 non-flow-through shares and 1,062,500 share purchase warrants exercisable for a period of 12 months.   As at December 31, 2002, a total of $69,460 has been received.

CANADIAN ZINC CORPORATION
Schedule of Prairie Creek Deferred Exploration Costs

Years Ended December 31, 2002 and 2001
	2002	2001

Expenses
Amortization	$4,661	$5,121
Assaying and analysis	1,916	6,600
Camp supplies	2,436	40,941
Consulting – report	-	1,140
Consulting – geology	40,930	47,391
Contract labour	16,780	11,480
Development and engineering costs	-	4,846
Insurance	2,155	5,100
Lease rental	43,563	54,494
Maintenance	718	4,852
Miscellaneous	3,032	11,213
Salaries and benefits	49,112	328,200
Surveying	133	15,906
Telephone	1,638	8,177
Travel and transportation	20,647	55,532

Total exploration costs for the year	187,721	600,993

Deferred exploration costs, beginning of year	9,309,111	8,708,118

Deferred exploration costs, end of year	$9,496,832	$9,309,111

CORPORATE INFORMATION

Directors, Officers and Senior Management

John A. MacPherson

Chairman of the Board of Directors

North Vancouver, BC

Canada

Malcolm J.A. Swallow *

President and CEO, Director

Langley, BC

Canada

Dr. Robert J. Gayton

VP Finance, CFO, Director,

Corporate Secretary

West Vancouver, BC

Canada

John F. Kearney *

 Director

Toronto, ON

Canada

Dr. David Shaw *

Director

Vancouver, BC

Canada

* Denotes members of the Audit Committee

Shares Listed

Toronto Stock Exchange:  CZN

Registered, Records and Corporate Office

Canadian Zinc Corporation

Suite 1202 – 700 West Pender Street

Vancouver, BC  V6C 1G8

Email

czn@canadianzinc.com

Website

www.canadianzinc.com

Telephone and Fax

Phone:

+ (604)

 688 2001

Toll Free

1 (866)

 688 2001

Fax:

+ (604)

 688 2043

S.E.C. Registration

0-22216

Auditors

Ellis Foster

Chartered Accountants

1650 West First Avenue

Vancouver, BC  V6J 1G1

Transfer Agent

Computershare Investor Services

510 Burrard Street

Vancouver, BC  V6C 3B9

Legal Counsel

DuMoulin Black

10th Floor, 595 Howe Street

Vancouver, BC  V6C 2T5

Bankers

Bank of Montreal

595 Burrard Street

Vancouver, BC  V7X 1L7

Annual General Meeting

10:00 a.m., Thursday, June 26th, 2003

The Offices of DuMoulin Black, 10th Floor,

595 Howe Street

Vancouver BC

V6C 2T5